Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of June 30, 2020 and December 31, 2019 and results of operations for the three and six months ended June 30, 2020 and 2019. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of June 30, 2020, included elsewhere in this report, and our annual report for the year ended December 31, 2019 on Form 20-F.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent global economic shutdown caused by a novel strain of coronavirus (“COVID-19”); the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable. In addition, our future results may be impacted by risks associated with the global economic shutdown (“Global Economic Shutdown” or “the Shutdown”) and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and a potential increase in impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Our sole direct investments are a 50% managing general partnership unit interest in Brookfield Property L.P. (the “Operating Partnership”) and an interest in BP US REIT LLC. As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. The partnership is organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. This is consistent with how the partnership presents financial information to the chief operating decision maker (“CODM”) and investors. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), FV LTIP Units of the Operating Partnership (“FV LTIP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), Class A stock, par value $0.01 per share, (“BPYU Units”) of Brookfield Property REIT Inc. (“BPYU”) and Class A Cumulative Redeemable Perpetual Preferred Units, Series 1, Series 2 and Series 3 (“Preferred Equity Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units, Exchange LP Units and BPYU Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPYU Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPYU Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Asset Management Inc. (“Brookfield Asset Management”), as the holder of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. We present the Exchange LP Units as a component of non-controlling interests. BPYU Units provide their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPYU Units exercise this right, our partnership has the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPYU Units participates in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPYU Units as a component of non-controlling interest.

This MD&A includes financial data for the three and six months ended June 30, 2020 and includes material information up to August 7, 2020. Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
        We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. With approximately 22,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including in our:

CORE OFFICE PORTFOLIO		CORE RETAIL PORTFOLIO
Class A office assets in gateway markets around the globe		100 of the top 500 malls in the United States
●	137 premier properties	●	122 best-in-class malls and urban retail properties
●	94 million square feet	●	120 million square feet
●	92% occupancy	●	95% occupancy
●	8.5 year average lease term

LP INVESTMENTS PORTFOLIO
Invested in mispriced portfolios and/or properties with significant value-add opportunities.

INVESTMENT STRATEGY
 Our diversified Core portfolios consist of high-quality office and retail assets in some of the world’s most dynamic markets which have stable cash flow as a result of their long-term leases. We target to earn core-plus total returns on our Core portfolios. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that are expected to generate same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we enhance the returns on our stable properties through an active development and redevelopment pipeline that earns higher unlevered returns on construction costs. We currently have approximately 11 million square feet of active development projects underway with another 5 million square feet in planning stages. Our development track record reflects successful completions on time and on budget. We expect this portion of our balance sheet to contribute meaningfully to earnings growth in our Core businesses as projects reach completion and begin to contribute rental revenue to our earnings.

        Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing. We target an average gross 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles. These investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from gains recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. The combination of these realized gains and FFO earned represent our earnings on capital invested in these funds and provide liquidity to support our target distributions.
Overall, our goal is to be the leading global owner and operator of high-quality real estate, generating an attractive total return for our Unitholders comprised of: a current yield supported by stable cash flow from a diversified portfolio; distribution growth in-line with earnings growth; and capital appreciation of our asset base. We operate our business to achieve these objectives with a long term view and will continue to make decisions with that in mind, however, we will caution you that in light of the global economic shutdown resulting from COVID-19 and its impact on the global economy, we may be unable to achieve these objectives in the near term. We have not changed our investment strategy as a result of COVID-19. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, reflect changes in market conditions, or portfolio premiums realized upon sale of these assets. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

        We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to earn attractive returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. Despite the recent economic disruption caused by the global economic shutdown, we expect that the high quality nature of our stabilized properties and associated cash flows will continue to be in demand from investors, although our ability to execute on these recycling of capital initiatives could be impacted in the short term. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

PERFORMANCE MEASURES
We expect to generate returns to Unitholders from a combination of healthy distributions and appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations and distributions from return of capital and realization events from our LP Investments portfolio, we expect to be able to increase distributions to Unitholders to provide them with an attractive total return on their investment. As noted above, however, we may be unable to increase our cash flows in the near term and as a result may be unable to increase our distributions as anticipated.

We consider the following items to be important drivers of our current and anticipated financial performance, however the impact of the recent global economic shutdown could limit our potential to achieve these measures:

•increases in occupancies by leasing vacant space and pre-leasing active developments;
•increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•debt capital at a cost and on terms conducive to our goals;
•equity capital at a reasonable cost;
•new property acquisitions and other investments that fit into our strategic plan; and
•opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These fair value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on NOI, same-property NOI, funds from operations (“FFO”), Company FFO, net income attributable to Unitholders and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial properties operations less direct commercial property expenses (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses (“Hospitality NOI”).
•Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, not of a recurring nature, or from LP Investments assets.
•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.
•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of Brookfield Strategic Real Estate Partners III (“BSREP III”) FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.
•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.

        NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI in our Core Office and Core Retail segments allows us to segregate the impact of leasing and operating initiatives on the portfolio from the impact of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. We reconcile NOI to net income on page 15.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 15 as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 15.

        Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. We reconcile Net income attributable to Unitholders to net income on page 15 and Equity attributable to Unitholders to total equity on page 18.

FAIR VALUE OF INVESTMENT AND HOSPITALITY PROPERTIES

Investment properties
We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

Substantially all of our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office and retail assets are typically valued using a discounted cash flow methodology while our multifamily, self-storage, triple net lease, manufactured housing, student housing and logistics assets are typically valued using a direct capitalization methodology.

Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our core real estate portfolio having a combined 94% occupancy level and an average 6.8 year lease life. Valuation assumptions, such as discount rates and terminal value multiples, are determined by the relevant investment professionals and often take into consideration relevant market data such as cost of capital, market transactions and/or brokers opinion of value, and are applied to the cash flows to determine the values.

Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. Capitalization rates are determined by our investment professionals based on market data from comparable transactions and third-party reports.

As a result of the ongoing global economic shutdown, we believe uncertainty remains with respect to certain input factors on our fair value of investment properties, including capitalization rates and discount rates, due to a lack of market transactions since early March 2020. During the current period, cash flow adjustments have been made as we have taken into account the anticipated outcome of tenant negotiations, leasing downtime, nil-to-minimal rental growth in the near-term and bad debt reserves, as new information related to the pandemic is understood.

Hospitality properties
Our hospitality properties, including intangible assets, are carried at cost except for the property, plant and equipment which is re-valued annually, at December 31, using a depreciated replacement cost approach. Revaluation increases are generally recognized as revaluation surplus in the statement of comprehensive income, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income. These assets are classified as property, plant and equipment and are depreciated each quarter during a calendar year.

The hospitality sector has had the most immediate and acute impact from the global economic shutdown as the majority of our hospitality investments were closed, and currently remain closed or are operating at very low occupancy, either as a result of mandatory closure orders from various government authorities or due to severe travel restrictions. As a result of these closures, we have identified an impairment indicator and have performed an impairment test for each hospitality investment based on revised cash flows and valuation metrics. More information on the valuation and impairment of these assets is included in Note 5, Property, Plant And Equipment.

Valuation methodology
All of our valuations are subject to various layers of review and controls as part of our financial reporting processes. These controls are part of our system of internal control over financial reporting that is assessed by management on an annual basis. Under the discounted cash flow model, the base cash flows are determined as part of our annual business planning process, prepared within each operating business and reviewed by the senior management teams responsible for each segment, along with senior investment professionals responsible for the relevant asset classes. Valuation assumptions such as discount rates and terminal capitalization rates are compared to market data, third party reports, research material and broker opinions as part of the review process. Due to uncertainty surrounding COVID-19, the volatility of current markets, pace and size of government policy responses and the lack of private market transactions, for the current period, we did not take a wholistic approach to adjusting discount rates and/or terminal capitalization rates on any of our sectors, but rather an asset-by-asset view of risk and long-term value was applied in consideration of a reduction in cashflows in our models. Management also considered changes to risk-free borrowing rates in consideration of risk applied in our models.

External valuations
We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the three months ended June 30, 2020, we obtained external appraisals of 60 of our core office properties representing a gross property value of $25 billion (or 14% of the portfolio). These external appraisals were within 0.5% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to IFRS values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of June 30, 2020 and December 31, 2019 and for the three and six months ended June 30, 2020 and 2019. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 19.

The global economic shutdown continues to interrupt business activities and supply chains; disrupt travel; and contribute to significant volatility in the financial markets, resulting in a general decline in equity prices and lower interest rates. The shutdown has also impacted social conditions and adversely impacted local, regional, national and international economic conditions, as well as the labor markets. We have seen an adverse impact to our financial position and consolidated performance as a direct result of the shutdown and it is possible that our results in future periods may continue to be adversely impacted.

        The following acquisitions and dispositions affected our consolidated results for the three and six months ended June 30, 2020 and 2019:
In our Core Office segment:
•In the second quarter of 2020, we sold approximately 50% of our interests in two multifamily properties, One Blue Slip and Andorra, into joint ventures with Brookfield Premier Real Estate Partners Pooling LLC (“BPREP”) for net proceeds of $102 million and $44 million, respectively. Prior to the transactions, our interests were consolidated but are now accounted for under the equity method.

•In the fourth quarter of 2019, we acquired an incremental 50% interest in One and Two London Wall Place in London for approximately £177 million ($229 million) and as a result, gained control. These assets were previously accounted for under the equity method and are now consolidated.

•In the fourth quarter of 2019, we sold our interest in Jessie Street Centre in Sydney for approximately A$412 million ($282 million) and a realized gain of approximately A$82 million ($56 million).

•In the third quarter of 2019, we sold our interest in the Darling Park office complex in Sydney for approximately A$638 million ($438 million) and a realized gain of approximately A$247 million ($169 million). We sold 3 Spring Street in Sydney for approximately A$173 million ($119 million) and a realized gain of approximately A$98 million ($67 million).

•In the second quarter of 2019, we sold our interest in 2001 M Street in Washington, D.C. for approximately $121 million and realized a gain of approximately $32 million.

In our Core Retail segment:
•In the second quarter of 2020, we restructured our joint venture partnership in Water Tower Place in which we acquired an incremental 43.9% interest through the assumption of our partner’s share of debt held on the property. Prior to the acquisition, our joint venture interest was reflected as an equity accounted investment and is now consolidated.

•In the fourth quarter of 2019, we acquired our joint venture partner’s incremental interest in four properties including Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, and Shops at Merrick Park in Florida, bringing our ownership in each of the malls to 100%. Concurrently, we sold our interest in Bridgewater Commons in New Jersey to the joint venture partner. Prior to the acquisition of the four assets, our joint venture interest was accounted for under the equity method and is now consolidated.

•In the third quarter of 2019, we acquired an incremental 49.7% interest in 730 Fifth Avenue in New York for approximately $779 million. Prior to the acquisition, our 50% joint venture interest was reflected as an equity accounted investment. As a result, we gained control of the investment and will consolidate its results.

In our LP Investments segment:
•In the first quarter of 2020, we sold an office asset in California in the Brookfield Strategic Real Estate Partners II (“BSREP II”) fund for approximately $131 million and a realized gain of approximately $58 million.

•In the fourth quarter of 2019, we sold five multifamily assets in the United States in the Brookfield Strategic Real Estate Partners I (“BSREP I”) fund for approximately $1.1 billion and a realized gain of approximately $203 million.

•In the third quarter of 2019, we sold a portfolio of triple-net lease assets in the U.S. in the BSREP I fund, for approximately $585 million and a realized gain of approximately $36 million.

•In the second quarter of 2019, we sold a portfolio of office assets in California in the BSREP I fund, for approximately $270 million and a realized gain of approximately $114 million.

•In the first quarter of 2019, BSREP III held its final close with total equity commitments of $15 billion. Prior to final close, we had committed to 25%, or a controlling interest in the fund and as a result, had previously consolidated the investments made to date.

Upon final close, on January 31, 2019, we reduced our commitment to $1.0 billion, representing a 7% non-voting position. As a result, we lost control and deconsolidated our investment in the fund.

For the purposes of the following comparison discussion between the three and six months ended June 30, 2020 and 2019, the above transactions are referred to as the investment activities. In addition to the investment activities, we will use same-property NOI from our Core Office and Core Retail segments to evaluate our operating results.

Summary Operating Results

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Net (loss) income	$(1,512)	$23	$(1,885)	$736
Net (loss) income attributable to Unitholders(1)	(1,253)	127	(1,739)	460
NOI(1)	800	1,104	1,800	2,227
FFO(1)	170	291	444	549
Company FFO(1)	178	335	487	642
(1)  This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 15.

We recognized a net loss for the three months ended June 30, 2020 of $(1,512) million which compares to net income of $23 million for the same period in the prior year. Net loss per unit attributable to Unitholders was $(1.26) in the current period as compared to income of $0.12 in the prior year. The decrease is primarily attributable to fair value losses in our Core Office and Core Retail portfolios, which reflects the impact of the global economic shutdown on our near and mid-term cash flow assumptions. Changes to our near and mid-term cash-flows vary by property and reflect lesser rental rate growth and leasing assumptions, delayed capital expenditures, and tenant-specific credit loss assumptions based on ongoing negotiations with tenants for deferred or abated rent. Fair value losses in Core Office and Core Retail were $(183) million and $(836) million, respectively. Net loss was also impacted due to the impact of a stronger U.S. dollar, mark-to-market losses on derivatives and operating losses at our hospitality properties due to government-mandated shutdowns, while the prior year benefited from a performance-based fee for achieving certain milestones at Five Manhattan West.

Net loss for the six months ended June 30, 2020 was $(1,885) million compared to income of $736 million for the same period in prior year. Net loss per unit attributable to Unitholders for the six months ended June 30, 2020 was $(1.74) compared with income of $0.44 in the prior year. The decrease is primarily attributable to COVID-19 as described in more detail above.

FFO decreased to $170 million during the three months ended June 30, 2020 compared with $291 million during the same period in the prior year. The decrease was driven by operating losses from our hospitality portfolio due to government-mandated closures primarily at Atlantis Paradise Island resort (“Atlantis”) in the Bahamas and Center Parcs in the U.K, as a result of the shutdown, and some properties continue to be closed subsequent to the quarter. Our hotels are running, on average, at much lower occupancies than is required to break even. Since June 30, we have had some openings, notably Center Parcs, and expect that we will see quicker recovery in our leisure hotels in the case that the pandemic continues to slow. These decreases were partially offset by lower interest expense due to the impact of the historically low interest rate environment on our variable debt obligations.

FFO decreased to $444 million during the six months ended June 30, 2020 compared with $549 million during the same period in the prior year. The decrease was driven by the reasons mentioned above.

Operating Results

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Commercial property revenue	$1,301	$1,386	$2,705	$2,860
Hospitality revenue	50	503	416	994
Investment and other revenue	86	137	216	245
Total revenue	1,437	2,026	3,337	4,099
Direct commercial property expense	445	479	925	1,001
Direct hospitality expense	106	306	396	626
Investment and other expense	9	—	13	10
Interest expense	599	710	1,308	1,456
Depreciation and amortization	83	85	170	170
General and administrative expense	195	219	391	442
Total expenses	1,437	1,799	3,203	3,705
Fair value gains (losses), net	(803)	(1,092)	(1,113)	(722)
Share of earnings from equity accounted investments	(757)	826	(793)	1,090
Income before taxes	(1,560)	(39)	(1,772)	762
Income tax expense (benefit)	(48)	(62)	113	26
Net (loss) income	$(1,512)	$23	$(1,885)	$736
Net (loss) income attributable to non-controlling interests of others in operating subsidiaries and properties	(259)	(104)	(146)	276
Net (loss) income attributable to Unitholders(1)	$(1,253)	$127	$(1,739)	$460
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 15.

Our basic and diluted net (loss) income attributable to Unitholders per unit and weighted average units outstanding are calculated as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit information)	2020	2019	2020	2019
Net (loss) income	$(1,512)	$23	$(1,885)	$736
Less: Non-controlling interests	(259)	(104)	(146)	276
Less: Preferred unit dividends	11	3	20	3
Net (loss) income attributable to Unitholders - basic(1)	$(1,264)	$124	$(1,759)	$457
Dilutive effect of conversion of options(2)	—	—	—	—
Net (loss) income attributable to Unitholders - diluted	$(1,264)	$124	$(1,759)	$457

Weighted average number of units outstanding - basic(1)	1,005.6	1,022.2	1,009.6	1,031.4
Conversion of options(2)	—	0.1	—	0.1
Weighted average number of units outstanding - diluted	1,005.6	1,022.3	1,009.6	1,031.5
Net (loss) income per unit attributable to Unitholders - basic(1)(3)	$(1.26)	$0.12	$(1.74)	$0.44
Net (loss) income per unit attributable to Unitholders - diluted(3)	$(1.26)	$0.12	$(1.74)	$0.44
(1)Basic net (loss) income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares.
(2)The effect of the conversion of options is anti-dilutive for the three and six months ended June 30, 2020.
(3)Net (loss) income attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.

Commercial property revenue and direct commercial property expense

Commercial property revenue
($ Millions)
1,301
503
346
452
QTD 2020
1,386
584
324
478
QTD 2019
2,705
1,052
717
936
YTD 2020
2,860
1,247
664
949
YTD 2019
Core Office
Core Retail
LP Investments

Commercial property expense
($ Millions)
445
479
925
1,001
160
92
193
187
93
199
335
198
392
410
190
401
QTD 2020
QTD 2019
YTD 2020
YTD 2019
Core Office
Core Retail
LP Investments

The global economic shutdown had a modest negative impact to our commercial property revenue earned in the quarter, mostly due to a reduction in parking and fee income. While our commercial property revenues were not materially impacted by the shutdown, near term cash flows have been impacted and future revenues and cash flows produced by these operating properties are more uncertain than normal as a result of the rapid impact to the global economy in response to measures put in place to control the pandemic. We have reflected in our operating results through fair value gains (losses) our estimate of near and mid-term disruptions to cash flows to reflect collections, higher vacancy, longer leasing downtime, bad debt credit reserves and assumptions on new leasing.

For the three months ended June 30, 2020, commercial property revenue decreased by $85 million compared to the same period in the prior year primarily due to property dispositions, lower parking revenue due to the global economic shutdown and the negative impact of foreign currency translation. These decreases were partially offset by investment activity and the substantial completion of 100 Bishopsgate in London.

Direct commercial property expense decreased by $34 million due to core office property dispositions and the impact of foreign currency translation, which was slightly offset by bad debt provisions applied to accounts receivable balances as of June 30, 2020. Margins in 2020 were 65.8%, an increase of 0.4% over 2019.

For the six months ended June 30, 2020, commercial property revenue decreased by $155 million compared to the same period in the prior year due to property dispositions, the negative impact of foreign currency translation, and the deconsolidation of BSREP III investments contributing nil in the current period compared to $87 million in the prior year. Additionally, our Core Office portfolio generated 5% same-property loss, attributable to lower parking revenue due to the shutdown, lease expirations since the prior year and the negative impact of foreign currency translation. These decreases were partially offset by investment activity and the substantial completion of 100 Bishopsgate in London.

Direct commercial property expense decreased by $76 million largely due to property dispositions and the deconsolidation of BSREP III investments since the prior period, which was slightly offset by bad debt provisions applied to accounts receivable balances as of June 30, 2020. Margins in 2020 were 65.8%, an increase of 1% over 2019.

Commercial property NOI decreased by $51 million to $856 million during the three months ended June 30, 2020 compared with $907 million during the same period in the prior year. Commercial property NOI decreased by $79 million to $1,780 million during the six months ended June 30, 2020, compared with $1,859 million during the same period in the prior year. The decrease was primarily driven by the reasons as mentioned above.

Hospitality revenue and direct hospitality expense

Hospitality revenue and expense for the three months ended,
($ Millions)
50
106
503
306
June 30, 2020
June 30, 2019
Revenue
Expense

Hospitality revenue and expense for the six months ended,

994
626
416
396
($ Millions)
June 30, 2020
June 30, 2019
Revenue
Expense

s
Our hospitality assets have experienced a significant slowing of operations and closures since the month of March 2020 due to travel restrictions and stay-at-home orders as a direct result of the global economic shutdown; the impact of which is reflected in our revenues and also resulted in a number of impairments.

For the three months ended June 30, 2020, hospitality revenue decreased by $453 million compared to the same period in the prior year. This decrease was due to closures and cancellations related to COVID-19 during the current period, primarily at the Atlantis and Center Parcs, and the negative impact of foreign currency translation. The majority of our hospitality investments are currently operating at a loss given mandated closures. Direct hospitality expense decreased to $106 million for the three months ended June 30, 2020, compared to $306 million in the same period in the prior year.

For the six months ended June 30, 2020, hospitality revenue decreased by $578 million compared to the same period in the prior year. This decrease was due to the reasons mentioned above.

        Direct hospitality expense decreased to $396 million for the six months ended June 30, 2020, compared to $626 million in the same period in the prior year. We have been able to reduce operating costs given most hotels are closed, however certain fixed costs remain and are not offset by revenues because of closures and/or drastically reduced occupancy as a result of the shutdown.

Hospitality NOI decreased by $253 million to $(56) million during three months ended June 30, 2020 compared to $197 million during the same period in the prior year. For the six months ended June 30, 2020, hospitality NOI decreased by $348 million to $20 million compared to $368 million during the same period in the prior year. The decrease is almost entirely attributable to the global economic shutdown.

Investment and other revenue, and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue decreased by $51 million and $29 million for the three and six months ended June 30, 2020, respectively, compared to the same period in the prior year. In addition to a reduction in fees in the current quarter as a result of the global economic shutdown, which has slowed leasing activity and development, the decrease is primarily due to a performance-based fee for achieving certain milestones at Five Manhattan West benefiting the prior year.

Investment and other expense for the three and six months ended June 30, 2020 decreased by $9 million and $3 million to $9 million and $13 million, respectively, during the same period in the prior year.

Interest expense
Interest expense decreased by $111 million and $148 million for the three and six months ended June 30, 2020 as compared to the same period in the prior year. This decrease is due to the historically low interest rate environment on our variable debt obligations, disposition activity and a lower average Corporate credit facility debt balance. These decreases are partially offset by interest expense from property acquisitions and Corporate bond issuances.

General and administrative expense
General and administrative expense decreased by $24 million for the three months ended June 30, 2020 as compared to the same period in the prior year. The decrease was primarily attributable to lower transaction costs and management fees during the current period compared to prior year.

General and administrative expense decreased by $51 million for the six months ended June 30, 2020 as compared to the same period in the prior year. The decrease was primarily attributable to the reasons mentioned above.

Fair value gains (losses), net

Fair value gains (losses), net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations. For the current period, we have made property-specific, asset class-specific and market-specific updates to our underlying property-level cash flows based on our expected scenarios which are anticipated to occur over the near- and mid-term period. We have assessed each of our asset classes to determine the level of impact on cash flows after taking into account current and upcoming quarter rent collection rates, renewal percentages, and the credit quality of our tenant base, which aided in the application of bad debt credit reserve assumptions. We have also looked on an asset-by-asset basis at the discount rates and terminal capitalization rates applied to each properties’ cashflows and made adjustments where we felt it appropriate to amend the risk profile which also had an impact on current quarter valuations. It is possible that there will continue to be further cash flow and valuation metric changes in future periods as new information related to the pandemic is understood, including the continued impact on our tenants as well as the evolution of government restrictions and travel limitations.

Fair value losses, net for our Core Office segment were $(169) million and $(183) million for the three and six months ended June 30, 2020, respectively. The current period losses reflect the impact of the global economic shutdown on our near and mid-term cash-flows. Our cash flow assumptions have been updated on a property-by-property basis, which reflect softer rental rate growth and leasing assumptions, including a reduction in speculative leasing and longer downtime, as well as delayed capital expenditures, and tenant-specific credit loss assumptions. Discount rates and terminal capitalization rates were not adjusted on a portfolio-wide basis at this time given the current cost of capital in our markets, we are comfortable with the discount rates applied on a regional basis. Offsetting this was some compression in our city of London assets to better align our rates with recent market comparables.

Fair value gains, net for our Core Office segment of $345 million for the six months ended June 30, 2019. These gains primarily related to 100 Bishopsgate in London as that asset was nearing completion and as a result, we had reduced our discount rate to reflect less risk. We also had gains in two assets in Australia, and certain of our New York portfolio to reflect market conditions at that time.

Fair value losses, net for our Core Retail segment were $(541) million and $(836) million for the three and six months ended June 30, 2020, respectively. Fair value losses, net for our Core Retail portfolio reflects the impact of the global economic shutdown on our near and mid-term cash flow assumptions. During the second quarter of 2020, we performed a detailed analysis of our cashflow models similar to our annual business planning process. Our cash flow assumptions have been updated on a suite-by-suite basis with revised market leasing assumptions, vacancy reserve, downtime, retention assumptions and capital costs. We have also applied tenant-specific credit reserves to most of our tenants, as we continue to have discussions on lease modifications for Q2 receivable balances. We are actively tracking tenant bankruptcies and likelihood of filings and have assigned higher reserves to those respective tenants. We have updated valuation metrics where necessary to reflect changes in the property level risk profile, most notably where we have concerns with anchor tenants who have recently filed for bankruptcy.

Fair value losses, net for our Core Retail segment were $(827) million for the six months ended June 30, 2019. These losses reflected updated cashflow assumptions and valuation metrics following the acquisition of GGP.

Fair value losses, net for our LP Investments segment were $(82) million for the three months ended June 30, 2020. Fair value gains, net were $66 million for the six months ended June 30, 2020. Certain of our asset classes within our LP Investments were impacted more materially than others from the global economic shutdown, mostly our retail assets. We revisited cash flow assumptions for each of our assets and took into consideration the type of asset, the location, the credit-quality of our tenants, renewal rates, average lease term and restrictions that might be impacting our ability to collect rent. Based on this, we reflected some negative near-term cash flow assumptions into our valuation models. As of June 30, 2020, the most material adversely impacted investments include retail and certain of our office investments.

Fair value losses, net for our LP Investments segment for the six months ended June 30, 2019 were $(179) million primarily due to gains in our student housing portfolio which resulted from capitalization rate compression, partially offset by retail valuation losses mentioned above.

We undertook a process to assess the appropriateness of the discount and terminal capitalization rates considering changes to property-level cash flows and any risk premium inherent in such cash flow changes as well as the current cost of capital and credit spreads. These considerations led us to make some discount rate changes to certain of our assets, mostly within our retail portfolio for assets where we have more exposure to anchor tenants who have recently filed for bankruptcy. We did not make wholistic changes overall to our discount rates or terminal capitalization rates, as we were largely impacted by detailed revision of our cashflow models and feel comfortable with the level of risk applied in our cashflows. As we learn more about the mid- and longer-term impacts of the pandemic on our business we will update our valuation models accordingly.

Fair value sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point (“bps”) increase of the discount rate and terminal capitalization or overall implied capitalization rate (“ICR”) on fair values of the partnership’s commercial properties for the six months ended June 30, 2020, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Jun. 30, 2020
(US$ Millions)	Commercial properties	Commercial developments	Discount rate (“DR”)	Terminal capitalization rate (“TCR”)	Investment horizon (years)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Core Office
United States	$14,614	$661	7.0%	5.7%	12	$(334)	$(420)	$(754)
Canada	4,395	281	5.9%	5.2%	10	(86)	(132)	(218)
Australia	1,822	548	6.5%	5.8%	10	(45)	(75)	(120)
Europe	2,707	145	5.1%	4.0%	10	(18)	(34)	(52)
Brazil	269	—	7.9%	7.4%	10	(5)	(5)	(10)
Core Retail	21,253	—	6.9%	5.4%	10	(426)	(708)	(1,134)
LP Investments
LP Investments- Office	7,687	680	9.7%	7.3%	7	(143)	(242)	(385)
LP Investments- Retail	2,832	—	8.6%	7.0%	10	(129)	(93)	(222)
Mixed-use	2,748	—	7.3%	5.2%	10	(51)	(79)	(130)
Logistics(1)	83	53	5.8%	n/a	n/a	—	(3)	(3)
Multifamily(1)	2,776	—	5.0%	n/a	n/a	—	(127)	(127)
Triple Net Lease(1)	4,426	—	6.2%	n/a	n/a	—	(155)	(155)
Self-storage(1)	1,001	19	5.6%	n/a	n/a	—	(40)	(40)
Student Housing(1)	2,344	220	4.9%	n/a	n/a	—	(104)	(104)
Manufactured Housing(1)	2,517	—	5.5%	n/a	n/a	—	(110)	(110)
Investment property impact	$71,474	$2,607				$(1,237)	$(2,327)	$(3,564)
(1)  The valuation method used to value multifamily, triple net lease, self-storage, student housing, logistics and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

        In addition, for the three and six months ended June 30, 2020, we recorded fair value losses, net of $11 million and $160 million (2019 - fair value losses, net of $33 million and $61 million), respectively, related to mark-to-market adjustments of financial instruments and the settlement of derivative contracts during the quarter primarily due to the decrease in market interest rates.

Share of net earnings from equity accounted investments
        Our most significant equity accounted investments are:
•In Core Office - Canary Wharf and Manhattan West.
•In Core Retail - Ala Moana Center in Hawaii, Fashion Show in Las Vegas and Grand Canal Shoppes in Las Vegas.
•In LP Investments - the Diplomat hotel and our interest in the retail fund in Brazil.

Our share of net losses from equity accounted investments for the three and six months ended June 30, 2020 was $(757) million and $(793) million, respectively, which represents a decrease of $1,583 million and $1,883 million, respectively, compared to the prior year, primarily due to fair value losses in our Core Retail portfolio, losses in our Canary Wharf portfolio attributable to the retail tenants within, and lower share of net earnings from our hospitality portfolio within LP Investments. Our Core Retail valuations reflect updated cash flow assumptions which have been updated on a suite-by-suite basis with revised market leasing assumptions, vacancy reserve, downtime, retention assumptions, bad debt reserves and capital costs. We have updated valuation metrics where necessary to reflect changes in the property level risk profile. Earnings from the hospitality portfolio were impacted by the global economic shutdown. Additionally, incremental acquisitions of interests in 2019 which included One and Two London Wall Place in London in Core Office, and Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, Shops at Merrick Park in Florida and 730 Fifth in New York in Core Retail, contributed to the decrease in share of net earnings from equity accounted investments as the results for these properties are now consolidated in the current year.
Income tax expense
        The increase in income tax expense for the six months ended June 30, 2020 compared to the prior year is primarily due to an increase to deferred tax liabilities relating to legislative changes and the reversal of a timing difference resulting from an internal restructuring of how the partnership holds some of its retail investments that occurred in 2019.

Reconciliation of Non-IFRS measures
        As described in the “Performance Measures” section on page 3, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

        The following table reconciles net (loss) income to NOI for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Commercial property revenue	$1,301	$1,386	$2,705	$2,860
Direct commercial property expense	(445)	(479)	(925)	(1,001)
Commercial property NOI	856	907	1,780	1,859
Hospitality revenue	50	503	416	994
Direct hospitality expense	(106)	(306)	(396)	(626)
Hospitality NOI	(56)	197	20	368
Total NOI	800	1,104	1,800	2,227
Investment and other revenue	86	137	216	245
Share of net earnings from equity accounted investments	(757)	826	(793)	1,090
Interest expense	(599)	(710)	(1,308)	(1,456)
Depreciation and amortization	(83)	(85)	(170)	(170)
General and administrative expense	(195)	(219)	(391)	(442)
Investment and other expense	(9)	—	(13)	(10)
Fair value gains (losses), net	(803)	(1,092)	(1,113)	(722)
(Loss) income before taxes	(1,560)	(39)	(1,772)	762
Income tax expense	48	62	(113)	(26)
Net (loss) income	$(1,512)	$23	$(1,885)	$736
Net (loss) income attributable to non-controlling interests	(259)	(104)	(146)	276
Net (loss) income attributable to Unitholders	$(1,253)	$127	$(1,739)	$460

The following table reconciles net (loss) income to FFO and Company FFO for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Net (loss) income	$(1,512)	$23	$(1,885)	$736
Add (deduct):
Fair value losses (gains), net	803	1,092	1,113	722
Share of equity accounted fair value losses (gains), net	908	(618)	1,158	(645)
Depreciation and amortization of real estate assets	66	70	135	139
Income tax expense (benefit)	(48)	(62)	113	26
Non-controlling interests in above items	(47)	(214)	(190)	(429)
FFO	$170	$291	$444	$549
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)	12	10	23	21
Transaction costs, net(1)	(12)	18	(2)	37
(Gains)/losses associated with non-investment properties, net(1)	—	—	3	(1)
Imputed interest(2)	8	13	16	27
BSREP III earnings(3)	—	3	3	9
Company FFO	$178	$335	$487	$642
(1)  Presented net of non-controlling interests.
(2) Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(3)  BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Statement of Financial Position Highlights and Key Metrics

(US$ Millions)	Jun. 30, 2020	Dec. 31, 2019
Investment properties
Commercial properties	$71,474	$71,565
Commercial developments	2,607	3,946
Equity accounted investments	19,425	20,764
Property, plant and equipment	6,772	7,278
Cash and cash equivalents	1,530	1,438
Assets held for sale	137	387
Total assets	108,485	111,643
Debt obligations	55,423	55,390
Liabilities associated with assets held for sale	70	140
Total equity	41,579	44,935
Equity attributable to Unitholders(1)	$25,496	$28,530
Equity per unit(2)	$27.01	$29.72
(1)  Equity attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.
(2) Assumes conversion of mandatorily convertible preferred shares. See page 18 for additional information.

As of June 30, 2020, we had $108,485 million in total assets, compared with $111,643 million at December 31, 2019. This $3,158 million decrease was primarily due to valuation losses on our office and retail portfolios, impairment losses on our hospitality portfolio and the negative impact of foreign currency translation due to the strength of the U.S. Dollar across all our major foreign currencies during the period. This was in part offset by incremental accounts receivable balances mostly from our core retail tenants, as we continue to work through discussions for lease modifications given the circumstances from the global economic shutdown.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties decreased from $71,565 million at the end of 2019 to $71,474 million at June 30, 2020. The decrease was largely due to the negative impact of foreign currency translation due to the strength of the U.S. Dollar across all our major foreign currencies during the period based on closing spot rates. Additionally, we had valuation losses in our office and retail portfolios due to updated near and mid-term cash flow assumptions resulting from the global economic shutdown. These decreases were partially offset by the reclassification of 100 Bishopsgate in London from development to operating, as well as incremental capital spent to maintain or enhance properties.

        Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $2,607 million at June 30, 2020, a decrease of $1,339 million from the balance at December 31, 2019. The decrease is primarily due to the reclassification of 100 Bishopsgate from development to operating, as the development reached substantial completion in the current period, the completion of an office development in India, and the impact of foreign currency translation. These decreases were partially offset by incremental capital spend on our active developments.

The following table presents the changes in investment properties from December 31, 2019 to June 30, 2020:

	Jun. 30, 2020
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$71,565	$3,946
Acquisitions	401	116
Capital expenditures	558	459
Dispositions(1)	(603)	(21)
Fair value gains, net	(996)	182
Foreign currency translation	(1,252)	(173)
Transfer between commercial properties and commercial developments	1,914	(1,914)
Reclassifications to assets held for sale and other changes	(113)	12
Investment properties, end of period	$71,474	$2,607
(1)Property dispositions represent the carrying value on date of sale.

Equity accounted investments decreased by $1,339 million since December 31, 2019. The decrease is primarily due to lower share of net earnings, driven by valuation losses in our retail portfolios and lower earnings from our hospitality portfolio as a result of the global economic shutdown, as well as the negative impact from foreign currency translation. These decreases were partially offset by reclassification of One Blue Slip and Andorra from commercial properties due to change in control and the Diplomat which was transferred out of assets held for sale into equity accounted investments.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Jun. 30, 2020
Equity accounted investments, beginning of period	$20,764
Additions	191
Disposals and return of capital distributions	(40)
Share of net earnings from equity accounted investments	(793)
Distributions received	(186)
Foreign currency translation	(385)
Reclassification (to)/from assets held for sale	223
Other comprehensive income and other	(349)
Equity accounted investments, end of period	$19,425

Property, plant and equipment decreased by $506 million since December 31, 2019, primarily due to provisions for impairment taken on certain of our hospitality assets which have been largely nonoperational since the global economic shutdown began. The recovery timeline for our hospitality assets is expected to be the longest of all our sectors and the impairments taken represent a reduction in cashflows through that recovery period which ranges from 2022 (certain of our leisure hotels) to 2024 (certain of our urban and business/conference-heavy hotels). This decline in cashflows had a significant impact on the values of our hotels, which resulted in impairments for certain of our hotel investments. In addition, there was the negative impact of foreign currency translation and depreciation during the period. These decreases were offset by capital expenditures during the current year.

As of June 30, 2020, assets held for sale primarily included five triple net lease assets and an office asset in Brazil within our LP Investments segment, as we intend to sell controlling interests in these properties to third parties in the next 12 months, market conditions permitting.

The following table presents changes in our assets held for sale from December 31, 2019 to June 30, 2020:

(US$ Millions)	Jun. 30, 2020
Balance, beginning of period	$387
Reclassification to/(from) assets held for sale, net	135
Disposals	(389)
Fair value adjustments	—
Other	4
Balance, end of period	$137

Also included in Total Assets is Accounts Receivable, which had a balance of $781 million as of June 30, 2020 and compares to a balance of $510 million at December 31, 2019. The increase in receivable balance is attributable to uncollected rents, mostly in Core Retail, as a direct result of the global economic shutdown. As tenants were mandated to stay home and/or malls were required to close, many of our tenants did not pay rent for a portion of the quarter. As of June 30, 2020, we have collected approximately 94% of second quarter office rents and 35% of second quarter retail rents. As of June 30, 2020 we have recorded a $37 million loss allowance in commercial property operating expenses. We are in active discussions with our tenants to work to modify their leases to offer them a deferral period or in some cases, rent abatement.

Our debt obligations increased to $55,423 million at June 30, 2020 from $55,390 million at December 31, 2019. Contributing to this increase was the increase in subsidiary borrowings and issuance of senior secured notes during the period partially offset by paydown of the partnership’s credit facilities and the negative impact of foreign currency translation. These increases were partially offset by the negative impact of foreign currency translation and paydown of the partnership’s credit facility.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Jun. 30, 2020	Dec. 31, 2019
Corporate borrowings	$1,846	$1,902
Funds subscription facilities	172	57
Non-recourse borrowings
Property-specific borrowings	46,910	47,465
Subsidiary borrowings	6,495	5,966
Total debt obligations	$55,423	$55,390
Current	12,730	8,825
Non-current	42,693	46,565
Total debt obligations	$55,423	$55,390

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Jun. 30, 2020	Dec. 31, 2019
Total equity	$41,579	$44,935
Less:
Interests of others in operating subsidiaries and properties	15,384	15,985
Preferred equity	699	420
Equity attributable to Unitholders	25,496	28,530
Mandatorily convertible preferred shares	1,664	1,650
Total equity attributable to Unitholders	27,160	30,180
Partnership units	935,482,602	945,413,656
Mandatorily convertible preferred shares	70,051,024	70,051,024
Total partnership units	1,005,533,626	1,015,464,680
Total equity attributable to Unitholders per unit	$27.01	$29.72

Equity attributable to Unitholders was $25,496 million at June 30, 2020, a decrease of $3,034 million from the balance at December 31, 2019. The decrease was primarily due to net loss driven by valuation losses and the negative impact of foreign currency translation during the period. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to Unitholders decreased to $27.01 per unit at June 30, 2020 from $29.72 per unit at December 31, 2019.
Interests of others in operating subsidiaries and properties was $15,384 million at June 30, 2020, a decrease of $601 million from the balance of $15,985 million at December 31, 2019.

	2020		2019				2018
(US$ Millions, except per unit information)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$1,437	$1,900	$2,087	$2,017	$2,026	$2,073	$2,140	$1,828
Direct operating costs(1)	551	770	783	776	785	842	837	793
Net (loss) income	(1,512)	(373)	1,551	870	23	713	858	722
Net (loss) income attributable to Unitholders	(1,253)	(486)	1,022	474	127	333	534	380
Net (loss) income per share attributable to Unitholders - basic	$(1.26)	$(0.49)	$1.00	$0.46	$0.12	$0.32	$0.51	$0.44
Net (loss) income per share attributable to Unitholders - diluted	$(1.26)	$(0.49)	$1.00	$0.46	$0.12	$0.32	$0.51	$0.43
(1)We adopted IFRS 16, Leases (“IFRS 16”) in 2019 using the modified retrospective method. The comparative information for periods prior to 2019 has not been restated and is reported under the accounting standards effective for those periods.

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, including mandated closures, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income is also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows. All of this taken into consideration is more applicable prior to the impact of the global economic shutdown, and while we do anticipate seasonality to continue to have an impact on our revenues quarter-to-quarter, it is possible those impacts are outweighed by the ongoing impact of the pandemic in the near-term.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

The following table presents FFO by segment:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Core Office	$115	$165	$236	$289
Core Retail	147	161	335	328
LP Investments	(11)	70	38	145
Corporate	(81)	(105)	(165)	(213)
FFO	$170	$291	$444	$549

The following table presents equity attributable to Unitholders by segment as of June 30, 2020 and December 31, 2019:

(US$ Millions)	Jun. 30, 2020	Dec. 31, 2019
Core Office	$13,534	$14,240
Core Retail	12,950	14,138
LP Investments	4,810	5,126
Corporate	(5,798)	(4,974)
Total	$25,496	$28,530

Core Office

Overview
        Our Core Office portfolio consists of interests in 137 high-quality office properties totaling over 94 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 11 million square feet of active office and multifamily developments and office redevelopments. We believe these assets have a stable cash flow profile due to long-term leases in place. The drivers of earnings growth in this business include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that are expected to generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn higher unlevered, pre-tax returns on construction costs from our development pipeline. However, we caution you that as a result of the global economic shutdown, we may be unable to achieve these returns in the near term. We do expect rent growth to be minimal for the next 12-18 months, but leasing activity continues to be consistent with previous periods and we have a strong average lease-life and occupancy that we think will benefit us from more adverse impacts resulting from the shutdown.

Summary of Operating Results
The following table presents FFO and net (loss) income attributable to Unitholders in our Core Office segment for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
FFO	$115	$165	$236	$289
Net (loss) income attributable to Unitholders	(158)	343	(92)	693

FFO from our Core Office segment was $115 million for the three months ended June 30, 2020 as compared to $165 million in the same period in the prior year. This decrease is largely attributable to dispositions as mentioned in investment activity, the negative impact of foreign currency translation and a reduction in same-property NOI driven by the impact of the global economic shutdown which resulted in a reduction to parking income and percentage rents typically earned from certain retail tenants within the portfolio. Additionally, certain provisions for bad debt have been applied as a result of the shutdown as tenant negotiations are underway. The prior year also benefited from a performance based fee of $38M for achieving certain milestones at Five Manhattan West. These decreases were partially offset by incremental NOI from our recently completed development, 100 Bishopsgate in London, and higher development management and joint venture partner fees as development activity has increased and we have sold interests in assets to a number of joint venture partners.

FFO from our Core Office segment was $236 million for the six months ended June 30, 2020 as compared to $289 million in the same period in the prior year. This decrease is largely attributable to investment activity, the negative impact of foreign currency translation and a reduction in same-property NOI. The prior year also benefited from a performance-based fee earned in the prior year, as mentioned above. These decreases were partially offset by higher development joint management and joint venture partners fees, as mentioned above.

Net (loss) income attributable to Unitholders decreased by $501 million to $(158) million during the three months ended June 30, 2020 as compared to $343 million during the same period in 2019. The decrease is largely attributable to fair value losses on investment properties and mark-to-market adjustments on financial instruments in the current period, as well as the impact from dispositions and the negative impact of foreign currency translation. The decrease was partially offset by valuation gains in London due to capitalization rate compression to align with market comparables.

Net (loss) income attributable to Unitholders decreased by $785 million to $(92) million during the six months ended June 30, 2020 as compared to $693 million during the same period in 2019. The decrease is largely attributable to fair value losses, dispositions and the negative impact of foreign currency translation, as mentioned above. These decreases were partially offset by fair value gains on our development in Toronto and gains driven by capitalization rate compression in London, as mentioned above.

Leasing Activity
        The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended June 30, 2020 and 2019:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Total portfolio:
NOI(1)	$256	$283	$116	$107
Number of properties	73	71	64	72
Leasable square feet (in thousands)	48,585	47,988	27,750	30,489
Occupancy	90.6%	91.2%	95.3%	94.3%
In-place net rents (per square foot)(2)(3)	$31.19	$29.34	$43.66	$45.11
Same-property:
NOI(1,3)	$497	$522	$90	$96
Number of properties	69	69	60	60
Leasable square feet (in thousands)	47,148	47,148	26,272	26,541
Occupancy	90.6%	91.6%	95.5%	94.3%
In-place net rents (per square foot)(2)(3)	$29.38	$28.85	$44.41	$43.63
(1)  NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property. See “Reconciliation of Non-IFRS Measures - Core Office” below for a description of the key components of NOI in our Core Office segment.
(2)  Annualized cash rent from leases on a per square foot basis including tenant expense reimbursements, less operating expenses incurred for that space, but excluding the impact of straight-line rent or amortization of free rent periods.
(3)  Presented using normalized foreign exchange rates, using the June 30, 2020 exchange rate.

NOI from our consolidated properties decreased to $256 million during the three months ended June 30, 2020 from $283 million in the same quarter in 2019. The decrease was primarily attributable to property dispositions and lease expirations since the prior year, as well as lower parking revenue as offices were closed due to the global economic shutdown. These decreases were partially offset by incremental NOI in London from 100 Bishopsgate, which was substantially complete in 2020 and One and Two London Wall Place, which is now consolidated following the incremental interests acquired in 2019. Same-property NOI for our consolidated properties for the three months ended June 30, 2020 compared with the same period in the prior year decreased by $25 million to $497 million. This decrease was primarily the result of lower parking revenue and percentage rents earned due to the shutdown, as well as lease expirations since the prior year.

NOI from our unconsolidated properties, which is presented on a proportionate basis increased to $116 million during the three months ended June 30, 2020, compared to the prior year. The increase is primarily attributable to the One Manhattan West and 655 New York Avenue developments becoming operational since the prior year and the deconsolidation of two multifamily properties in the U.S in the current period. These increases were offset by the exclusion of One and Two London Wall Place since the properties are now consolidated as mentioned above. Same-property NOI decreased by $6 million compared to the prior year due to the impact of the shutdown on retail NOI across the portfolio.

The following table presents certain key operating metrics related to leasing activity in our Core Office segment for the six months ended June 30, 2020 and 2019:

	Total portfolio
(US$, except where noted)	Jun. 30, 2020	Jun. 30, 2019
Leasing activity (square feet in thousands)
New leases	1,052	1,440
Renewal leases	1,595	1,184
Total leasing activity	2,647	2,624
Average term (in years)	8.5	8.2
Year one leasing net rents (per square foot)(1)	$33.31	$38.50
Average leasing net rents (per square foot)(1)	34.77	41.49
Expiring net rents (per square foot)(1)	29.83	34.52
Estimated market net rents for similar space (per square foot)(1)	38.43	38.51
Tenant improvement and leasing costs (per square foot)	36.64	64.69
(1)  Presented using normalized foreign exchange rates, using the June 30, 2020 exchange rate.

For the six months ended June 30, 2020, we leased approximately 2.6 million square feet, a similar level to the prior year, at average in-place net rents of $34.77 per square foot. Approximately 40% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 5% below market net rents as at June 30, 2020. For the six months ended June 30, 2020, tenant improvements and leasing costs related to leasing activity were $36.64 per square foot, compared to $64.69 per square foot in the prior year.
        We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis, including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

Valuation Metrics
The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Jun. 30, 2020			Dec. 31, 2019
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	7.0%	5.7%	12	7.0%	5.6%	12
Canada	5.9%	5.2%	10	5.9%	5.2%	10
Australia	6.5%	5.8%	10	6.8%	5.9%	10
Europe	5.1%	4.0%	10	4.6%	4.1%	11
Brazil	7.9%	7.4%	10	7.9%	7.4%	10
Unconsolidated properties
United States	6.8%	5.0%	11	6.8%	4.9%	11
Australia	6.4%	5.2%	10	6.5%	5.2%	10
Europe(1)	4.7%	4.7%	9	4.6%	5.0%	10
(1) Certain properties in Europe accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

Financial Position
        The following table provides an overview of the financial position of our Core Office segment as at June 30, 2020 and December 31, 2019:

(US$ Millions)	Jun. 30, 2020	Dec. 31, 2019
Investment properties
Commercial properties	$23,807	$23,025
Commercial developments	1,635	3,058
Equity accounted investments	8,460	8,882
Accounts receivable and other	1,079	1,186
Cash and cash equivalents	523	607
Total assets	$35,504	$36,758
Debt obligations	13,638	13,856
Capital securities	903	922
Accounts payable and other liabilities	1,641	1,801
Deferred tax liability	982	1,013
Non-controlling interests of others in operating subsidiaries and properties	4,806	4,926
Equity attributable to Unitholders	$13,534	$14,240

Equity attributable to Unitholders decreased by $706 million to $13,534 million at June 30, 2020 from $14,240 million at December 31, 2019. The decrease relates to net loss in the current period and the negative impact of foreign currency translation.

Commercial properties totaled $23,807 million at June 30, 2020, compared to $23,025 million at December 31, 2019. The increase was driven primarily by the reclassification of 100 Bishopsgate from development to operating in the current period and incremental capital spent to maintain or enhance properties, partially offset by the negative impact of foreign currency translation and fair value losses.

Commercial developments decreased by $1,423 million from December 31, 2019 to June 30, 2020. The decrease was primarily due to the reclassification of 100 Bishopsgate in London from development to operating, partially offset by incremental capital spent on our active developments and a gain recognized at Bay Adelaide North in Toronto in the first quarter.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2019 to June 30, 2020:

(US$ Millions)	Jun. 30, 2020
Equity accounted investments, beginning of period	$8,882
Additions	91
Share of net loss, including fair value losses	(32)
Distributions received	(125)
Foreign currency translation	(259)
Other comprehensive income and Other	(97)
Equity accounted investments, end of period	$8,460

Equity accounted investments decreased by $422 million since December 31, 2019 to $8,460 million at June 30, 2020. The decrease was driven by the negative impact of foreign currency translation and distributions received, partially offset by the addition of two multifamily properties due to change in accounting treatment from the sale of partial interests.

Debt obligations decreased from $13,856 million at December 31, 2019 to $13,638 million at June 30, 2020. This decrease is the result of the negative impact of foreign currency translation, partially offset by refinancing activity of property-level debt and drawdowns on existing facilities to fund capital expenditures on development properties.

The following table provides additional information on our outstanding capital securities – Core Office:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Jun. 30, 2020	Dec. 31, 2019
Brookfield Office Properties Inc. (“BPO”) Class B Preferred Shares:
Series 1(1)	3,600,000	70% of bank prime	—	—
Series 2(1)	3,000,000	70% of bank prime	—	—
Capital Securities – Fund Subsidiaries			903	922
Total capital securities			$903	$922
(1) BPO Class B Preferred Shares, Series 1 and 2 capital securities are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $903 million of capital securities – fund subsidiaries outstanding at June 30, 2020 as compared to $922 million at December 31, 2019. Capital securities – fund subsidiaries includes $842 million (December 31, 2019 - $860 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund, which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $61 million at June 30, 2020 (December 31, 2019 - $62 million) which represents the equity interests held by the partnership’s co-investor in Brookfield D.C. Office Partners LLC ("D.C. Venture"), which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Venture for cash equivalent to the fair value of the interests.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of June 30, 2020:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
One Manhattan West, Midtown New York(2)	2,081	853	Q1 2021	94%		$795		$713		$554		$479
Manhattan West Retail, Midtown New York(2)	70	39	Q2 2021	50%		$117		$84		$64		$16
Wood Wharf, Office, London(2)	423	211	Q1 2022	44%		£125		£53		£93		£19
ICD Brookfield Place, Dubai(2)	1,091	545	Q1 2022	24%	AED	1,599	AED	1,354	AED	908	AED	871
1 The Esplanade, Sydney	608	304	Q2 2023	63%	A$	331	A$	77	A$	—	A$	—
Bay Adelaide North, Toronto	820	820	Q3 2023	89%	C$	498	C$	172	C$	350	C$	23
Two Manhattan West, Midtown New York(2)	1,955	1,095	Q4 2023	25%		$1,329		$469		$812		$220
Office Redevelopment:
388 George Street, Sydney	441	221	Q1 2022	53%	A$	185	A$	111	A$	167	A$	87
1100 Avenue of the Americas, Midtown New York	376	136	Q2 2022	95%		$113		$52		$62		$—
Multifamily:
Southbank Place, London(2)(3)	401	100	Q4 2020	n/a		£110		£97		£68		£63
Two Blue Slip, New York(2)	348	331	Q2 2021	n/a		$347		$297		$206		$139
Wood Wharf - 8 Water Street, London(2)	131	66	Q4 2021	n/a		£46		£41		£30		£19
Newfoundland, London(2)	545	273	Q1 2022	n/a		£267		£244		£174		£135
Wood Wharf - One Park Drive, London(2)(3)	430	215	Q1 2022	n/a		£232		£191		£135		£47
Halley Rise, Phase I, Washington D.C.(4)	359	359	Q1 2023	n/a		$157		$59		$111		$—
755 Figueroa, Los Angeles(2)	791	374	Q2 2024	n/a		$257		$45		$166		$12
Hotel:
Pendry Manhattan West, Midtown New York(2)	184	103	Q2 2023	—%		$157		$95		$62		$16
Total	11,054	6,045
(1) Net of NOI earned during stabilization.
(2) Presented on a proportionate basis at our ownership interest in each of these developments.
(3)  Represents condominium/market sale developments.
(4)  Includes retail square feet that is 94% leased to Wegmans Food Market and other retailers.

Our development pipeline consists of prominent, large-scale projects located primarily in the high growth markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget. We have recently completed office towers in the prime markets of New York, Toronto and London and completed two urban multifamily developments in New York. Our current office and redevelopment projects stand at an average 59% pre-leased and despite the global economic shutdown, are generally tracking on time and budget.

Reconciliation of Non-IFRS Measures – Core Office

The key components of NOI in our Core Office segment are presented below:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Commercial property revenue	$452	$478	$936	$949
Hospitality revenue(1)	(2)	4	5	6
Direct commercial property expense	(193)	(199)	(392)	(401)
Direct hospitality expense(1)	(1)	—	(6)	(2)
Total NOI	$256	$283	$543	$552
(1) Hospitality revenue and direct hospitality expense within our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.

The following table reconciles Core Office NOI to net (loss) income for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Same-property NOI	$233	$263	$497	$522
Currency variance	—	5	—	9
NOI related to acquisitions and dispositions	23	15	46	21
Total NOI	256	283	543	552
Investment and other revenue	44	76	83	116
Interest expense	(140)	(149)	(296)	(297)
Depreciation and amortization on real estate assets	(3)	(1)	(6)	(5)
Investment and other expense	(9)	—	(13)	—
General and administrative expense	(60)	(69)	(125)	(121)
Fair value (losses) gains, net	(169)	118	(183)	345
Share of net earnings from equity accounted investments	(110)	138	(32)	302
Income before taxes	(191)	396	(29)	892
Income tax (expense)	26	(3)	4	(45)
Net (loss) income	(165)	393	(25)	847
Net (loss) income attributable to non-controlling interests	(7)	50	67	154
Net (loss) income attributable to Unitholders	$(158)	$343	$(92)	$693

        The following table reconciles Core Office net income to FFO for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Net (loss) income	$(165)	$393	$(25)	$847
Add (deduct):
Fair value losses (gains), net	169	(118)	183	(345)
Share of equity accounted fair value losses (gains), net	183	(73)	171	(175)
Depreciation and amortization of real estate assets	—	1	1	2
Income tax expense	(26)	3	(4)	45
Non-controlling interests in above items	(46)	(41)	(90)	(85)
FFO	$115	$165	$236	$289

        The following table reconciles Core Office share of net earnings from equity accounted investments for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Unconsolidated properties NOI	$116	$107	$209	$209
Unconsolidated properties fair value (losses) gains, net	(183)	73	(171)	175
Other expenses	(43)	(42)	(70)	(82)
Share of net (losses) and earnings from equity accounted investments	$(110)	$138	$(32)	$302

Core Retail

Overview
Our Core Retail segment consists of 122 best-in-class retail properties containing over 120 million square feet in the United States. These assets have a stable cash flow profile due to long-term leases in place. The drivers of these targets in the business include the mark-to-market of rents upon lease expiry, escalation provisions in leases and operating expense monitoring that are expected to generate same-property NOI growth. Furthermore, we expect to earn higher unlevered, pre-tax returns on construction costs from our redevelopment pipeline, which will also drive NOI growth. NOI growth has been partially offset by the impact of tenant bankruptcies in the last 18 months, and while significant progress has been made on re-letting the majority of that space, we are now facing potential new tenant-viability challenges as a result of the shutdown. We are in negotiations with the vast majority of our tenants on lease modifications given most of our malls were closed for a portion of the second quarter as mandated by the government. We expect these modifications may result in rent deferrals or abatements in some circumstances, but do not anticipate a material impact to NOI as a result, though in the instance of abatements, could have an impact on our cashflows. Additionally, it is possible that more bankruptcies result from the shutdown which could lead to further down-time in the near and mid-term. In the current period, we have applied a credit reserve to most of our portfolio which varies based on tenant viability risk; normally reserves would only be applied to those tenants which have filed bankruptcy, were expected to file bankruptcy or were deemed high-risk. Incremental reserves recognized in the current period decreased our NOI.

Summary of Operating Results

The following table presents FFO and net (loss) income attributable to Unitholders in our Core Retail segment for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
FFO	$147	$161	$335	$328
Net (loss) income attributable to Unitholders	(920)	(3)	(1,218)	102

FFO earned in our Core Retail segment for the three months ended June 30, 2020 was $147 million compared to $161 million for the same period in the prior year. FFO decreased due to lower share of earnings from equity accounted investments and a reduction in NOI, both driven by an increase in bad debt reserves as we continue to work through tenant negotiations and lower short-term revenue earned, including parking, temporary tenants and overage rent, due to the impact of the global economic shutdown. These decreases were partially offset by the incremental acquisitions of interests in 2019 of Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, Shops at Merrick Park in Florida and 730 Fifth in New York as the results for these properties are now consolidated in the current year.

For the six months ended June 30, 2020, FFO earned in our Core Retail segment was $335 million compared to $328 million for the same period in the prior year. FFO increased as the impact of the incremental ownership of the properties mentioned above more than offset the reduction to FFO related to the shutdown in the second quarter.

Net loss attributable to Unitholders was $(920) million for the three months ended June 30, 2020 as compared to $(3) million during the same period in the prior year. The increase in net (loss) attributable to Unitholders is primarily attributable to fair value losses, net which reflects the impact of the shutdown on our near and mid-term cash flow assumptions. Our cash flow assumptions have been updated on a suite-by-suite basis with revised market leasing assumptions, vacancy reserve, downtime, retention assumptions and capital costs. We have updated valuation metrics where necessary to reflect changes in the property level risk profile.
Net loss attributable to Unitholders was $(1,218) million for the six months ended June 30, 2020 as compared to $102 million of income during the same period in the prior year. The decrease in net income attributable to Unitholders is primarily attributable to fair value losses mentioned above.

Leasing Activity

The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended June 30, 2020 and 2019:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Total portfolio:
NOI	$254	$231	$186	$225
Number of malls and urban retail properties	63	57	59	66
Leasable square feet (in thousands)	55,519	49,845	64,496	71,058
Same-property:
Number of malls and urban retail properties	57	57	58	58
Leasable square feet- mall and freestanding (in thousands)	23,201	23,130	29,919	29,953
Leased %(1)	93.7%	94.2%	95.4%	95.6%
Occupancy %(1)	92.9%	92.6%	94.8%	94.3%
Permanent Occupancy %(1)	88.2%	88.6%	91.5%	91.5%
(1)  Presented on a same-property basis.

NOI from our consolidated properties increased to $254 million during the three months ended June 30, 2020 from $231 million in the same quarter in 2019 primarily due to the incremental acquisitions mentioned above which more than offset the negative impact of the shutdown in the period.

NOI from our unconsolidated properties decreased to $186 million during the three months ended June 30, 2020 from $225 million in the same quarter in 2019 primarily due to incremental acquisitions mentioned above as they were unconsolidated in the prior period. Also contributing to the decrease was the impact of property closures mentioned above.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases for the trailing 12 months compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total Portfolio
(US$, except where noted)	Jun. 30, 2020	Jun. 30, 2019
Number of leases	1,032	1,151
Leasing activity (square feet in thousands)	3,701	4.451
Average term in years	6.9	6.9
Initial rent per square foot(1)	$52.48	$63.36
Expiring rent per square foot(2)	49.26	59.09
Initial rent spread per square foot	3.22	4.27
% change	6.5%	7.2%
Tenant allowances and leasing costs (US$ in millions)	$49	$45
(1)  Represents initial rent over the term consisting of base minimum rent and common area costs.
(2)  Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through June 30, 2020, we leased approximately 3.7 square feet at initial rents approximately 6.5% higher than expiring net rents on a suite-to-suite basis.

        Our Core Retail portfolio same-property occupancy rate at June 30, 2020 was 92.9% and 94.8%, for consolidated and unconsolidated properties, respectively, relatively flat with the same period of the prior year.

Valuation Metrics
        The key valuation metrics of the properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate, terminal capitalization rate, and timing or variability of cash flows.

	Jun. 30, 2020			Dec. 31, 2019
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	6.9%	5.4%	10	6.7%	5.4%	10
Unconsolidated properties
United States	6.3%	4.9%	10	6.3%	4.9%	10

Financial Position

The following table presents an overview of the financial position of our Core Retail segment as at June 30, 2020 and December 31, 2019:

(US$ Millions)	Jun. 30, 2020	Dec. 31, 2019
Investment properties
Commercial properties	$21,253	$21,561
Equity accounted investments	9,834	10,555
Accounts receivable and other	817	609
Cash and cash equivalents	210	196
Total assets	32,114	32,921
Debt obligations	16,717	16,107
Accounts payable and other liabilities	769	821
Deferred tax liability	53	68
Non-controlling interest	1,625	1,787
Equity attributable to Unitholders	$12,950	$14,138

Equity attributable to Unitholders in the Core Retail segment decreased by $1,188 million at June 30, 2020 from December 31, 2019 primarily due to the net loss recognized and distribution of income during the period.

The following table presents a roll-forward of our partnership’s equity accounted investments for the year ended June 30, 2020:

(US$ Millions)	Jun. 30, 2020
Equity accounted investments, beginning of year	$10,555
Additions	44
Disposals and return of capital	14
Share of net losses from equity accounted investments	(692)
Distributions	(47)
Other	(40)
Equity accounted investments, end of period	$9,834

Equity accounted investments decreased by $721 million to $9,834 million, primarily due to valuation losses mentioned above.

Reconciliation of Non-IFRS Measures – Core Retail

The key components of NOI in our Core Retail segment are presented below:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Commercial property revenue	$346	$324	$717	$664
Direct commercial property expense	(92)	(93)	(198)	(190)
Total NOI	$254	$231	$519	$474

The following table reconciles Core Retail NOI to net (loss) income attributable to Unitholders for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Total NOI	$254	$231	$519	$474
Investment and other revenue	24	39	97	78
Interest expense	(144)	(159)	(318)	(310)
Depreciation and amortization on real estate assets	(5)	(7)	(12)	(13)
Investment and other expense	—	—	—	—
General and administrative expense	(62)	(66)	(128)	(136)
Fair value (losses), net	(541)	(818)	(836)	(827)
Share of net (losses) earnings from equity accounted investments	(551)	724	(692)	811
(Loss) income before taxes	(1,025)	(56)	(1,370)	77
Income tax benefit (expense)	5	36	19	27
Net (loss) income	$(1,020)	$(20)	$(1,351)	$104
Net (loss) income attributable to non-controlling interests	(100)	(17)	(133)	2
Net (loss) income attributable to Unitholders	$(920)	$(3)	$(1,218)	$102

        The following table reconciles Core Retail net (loss) income to FFO for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Net (loss) income	$(1,020)	$(20)	$(1,351)	$104
Add (deduct):
Share of equity accounted fair value losses (gains), net	647	(598)	906	(548)
Fair value losses, net	541	818	836	827
Income tax (benefit) expense	(5)	(36)	(19)	(27)
Non-controlling interests in above items	(16)	(3)	(37)	(28)
FFO	$147	$161	$335	$328

        The following table reconciles Core Retail share of net earnings from equity accounted investments for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Unconsolidated properties NOI	$186	$225	$391	$460
Unconsolidated properties fair value (losses) gains, net and income tax expense	(647)	598	(906)	548
Other expenses	(90)	(99)	(177)	(197)
Share of net (losses) and earnings from equity accounted investments	$(551)	$724	$(692)	$811

LP Investments

Overview
        Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing. We target an average gross 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles. We caution you that in light of the global economic shutdown and its impact stock markets worldwide, we may be unable to achieve these returns in the near term.
        The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:
•BSREP I - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 9th year, is fully invested and is executing realizations.

•BSREP II - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 6th year and is fully invested.

•BSREP III - 7% interest in BSREP III, which is an opportunistic real estate fund with $15.0 billion in committed capital in aggregate, targeting gross returns of 20%; the fund is in its 3rd year.

•A blended 36% interest in two value-add multifamily funds totaling $1.8 billion targeting gross returns of 16%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A 33% interest in a $600 million fund which owns the Atlantis Paradise Island resort in the Bahamas.

•A blended 13% interest in a series of real estate debt funds totaling $5.4 billion which seek to invest in commercial real estate debt secured by properties in strategic locations.

        While our economic interest in these funds are less than 50% in each case, we generally consolidate the portfolios held through the LP Investments as Brookfield Asset Management’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our 7% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

Summary of Operating Results
        Our LP investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets, or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to support our target distributions.

        The following table presents distributions received on our LP Investments in Brookfield-sponsored real estate opportunity funds received on sale or refinancing events within the funds for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Return of invested capital	$7	$191	$21	$219
Distribution of earnings and gains on invested capital	24	171	73	524
Total LP Investments distributions	$31	$362	$94	$743
Less: Incentive fees	$(2)	$(64)	$(9)	$(135)
Total LP Investments distributions, net	$29	$298	$85	$608

        During the six months ended June 30, 2020, distribution of earnings and gains on invested capital primarily related to realized gains on the dispositions of multifamily assets in our second value-add multifamily fund and an office asset in BSREP II, as well as distributions of income from an office portfolio in Brazil, our hotel and multifamily assets, and our investment in a Brookfield-sponsored debt fund. Total LP Investments distributions for the six months ended June 30, 2020 were net of incentive fees primarily from the dispositions mentioned above. Distribution of earnings and gains on invested capital in the prior period are primarily due to distributions of income from our office assets in India and Brazil as well as Center Parcs in the United Kingdom, as well as the realization gains on the disposition of multifamily assets in our second value-add multifamily fund, our interest in a retail portfolio in China and an office portfolio in California.

The following table presents FFO and net loss attributable to Unitholders in our LP Investments segment for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
FFO	(11)	70	38	145
Net (loss) income attributable to Unitholders	(105)	(136)	(129)	(121)

FFO decreased by $81 million for the three months ended June 30, 2020 and decreased by $107 million for the six months ended June 30, 2020 primarily due to negative NOI from our hospitality properties, mostly the Atlantis and Center Parcs, due to cancellations and closures resulting from the shutdown. The majority of our hospitality properties were closed for almost the whole duration of the second quarter and when open, operated at reduced occupancy. Additionally, property dispositions since the prior year and the negative impact of foreign currency translation contributed to the decrease.

FFO decreased by $107 million for the six months ended June 30, 2020 primarily due to reduced NOI from our hospitality properties as mentioned above. Additionally, property dispositions since the prior year and the negative impact of foreign currency translation contributed to the decrease. These decreases were partially offset by lower interest and general and administrative expenses than prior period relating to the deconsolidation of the BSREP III investments.

Net loss attributable to Unitholders decreased for the three months ended June 30, 2020 by $31 million. In addition to earning negative NOI in our hospitality properties in the current period, fair value losses were recorded in our retail portfolio driven by updated near and mid-term cash flow assumptions. Our retail cash flow assumptions have been updated on a suite-by-suite basis with revised market leasing assumptions, vacancy reserve, downtime, retention assumptions and capital costs. We have updated valuation metrics where appropriate to reflect changes in the property level risk profile.

        Net loss attributable to Unitholders increased for the six months ended June 30, 2020 by $8 million driven by lower hospitality NOI and fair value losses as mentioned above.

Financial Position
The following table presents an overview of the financial position of our LP Investments segment as at June 30, 2020 and December 31, 2019:

(US$ Millions)	Jun. 30, 2020	Dec. 31, 2019
Investment properties	$27,386	$27,867
Property, plant and equipment	6,547	7,028
Equity accounted investments	1,131	1,327
Accounts receivable and other	4,730	4,634
Cash and cash equivalents	766	595
Assets held for sale	137	387
Total assets	$40,697	$41,838
Debt obligations	23,222	23,525
Capital securities	431	431
Accounts payable and other liabilities	3,228	3,361
Liabilities associated with assets held for sale	70	140
Non-controlling interests of others in operating subsidiaries and properties	8,936	9,255
Equity attributable to Unitholders	$4,810	$5,126

The decrease in investment properties is primarily the result of property dispositions, the negative impact of foreign currency translation and fair value losses in our retail portfolio, partially offset by capital spend and valuation gains from certain asset classes not materially impacted by the global economic shutdown, including our mixed-use and manufactured housing portfolios.

The decrease in property, plant and equipment is the result of impairment losses on our hospitality properties resulting from the global economic shutdown, as well as negative impact of foreign currency translation related to our Center Parcs portfolio in the United Kingdom. These decreases were offset by capital spend during the current year. Impairment losses were primarily related to the Atlantis and recorded in revaluation (losses) gains, net within other comprehensive income to offset previously recorded revaluation gains.

The following table presents a roll-forward of changes in our property, plant and equipment:

(US$ Millions)	Jun. 30, 2020	Dec. 31, 2019
Cost:
Balance at the beginning of period	$7,246	$7,461
Accounting policy change(1)	—	122
Additions	84	387
Disposals	(37)	(52)
Foreign currency translation	(198)	98
Impact of deconsolidation due to loss of control and other(2)	—	(770)
	7,095	7,246
Accumulated fair value changes:
Balance at the beginning of period	1,343	1,049
Revaluation (losses) gains, net(3)	(213)	301
Impact of deconsolidation due to loss of control and other(2)	—	(7)
Provision for impairment(3)	(15)	—
Foreign currency translation	(12)	—
	1,103	1,343
Accumulated depreciation:
Balance at the beginning of period	(1,311)	(1,004)
Depreciation	(164)	(329)
Disposals	20	30
Foreign currency translation	29	(15)
Impact of deconsolidation due to loss of control and other(2)	—	7
	(1,426)	(1,311)
Total property, plant and equipment	$6,772	$7,278
(1)The prior year includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets.
(2)The prior year includes the impact of the deconsolidation of BSREP III investments.
(3)The current year impairment losses were recorded in revaluation losses, net in other comprehensive income and fair value (losses) gains, net in the income statement, which was a result of the impairment tests performed on each of the partnership’s hospitality investments from the impact of the shutdown as discussed above.

Equity accounted investments decreased during the six months ended June 30, 2020 primarily due to the negative impact of foreign currency translation during the period and impairment losses on equity-accounted hospitality investments. These decreases were partially offset by the reclassification of the Diplomat hotel from assets held for sale to equity accounted investments.

Assets held for sale and related liabilities as of June 30, 2020 includes five triple net lease assets and an office asset in Brazil, as we intend to sell controlling interests in these properties to third parties in the next 12 months, market conditions permitting.

Debt obligations decreased primarily due to the negative impact of foreign currency translations partially offset by drawdowns on existing facilities to fund capital expenditures.

Reconciliation of Non-IFRS Measures - LP Investments

The following table reconciles LP Investments NOI to net loss for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Commercial property revenue	$503	$584	$1,052	$1,247
Hospitality revenue	52	499	411	988
Direct commercial property expense	(160)	(187)	(335)	(410)
Direct hospitality expense	(105)	(306)	(390)	(624)
Total NOI	290	590	738	1,201
Investment and other revenue	16	19	32	45
Interest expense	(259)	(336)	(578)	(717)
General and administrative expense	(46)	(42)	(85)	(98)
Investment and other expense	—	—	—	(10)
Depreciation and amortization	(75)	(77)	(152)	(152)
Fair value (losses) gains, net	(82)	(359)	66	(179)
Share of net losses from equity accounted investments	(96)	(36)	(69)	(23)
Income before taxes	(252)	(241)	(48)	67
Income tax expense	(5)	(32)	(161)	(68)
Net loss	(257)	(273)	(209)	(1)
Net loss attributable to non-controlling interests	(152)	(137)	(80)	120
Net loss attributable to Unitholders	$(105)	$(136)	$(129)	$(121)

The following table reconciles LP Investments net loss to FFO for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Net loss	$(257)	$(273)	$(209)	$(1)
Add (deduct):
Fair value gains, net	82	359	(66)	179
Share of equity accounted fair value losses (gains), net	78	54	81	78
Depreciation and amortization of real estate assets	66	68	134	137
Income tax expense	5	32	161	68
Non-controlling interests in above items	15	(170)	(63)	(316)
FFO	$(11)	$70	$38	$145

Corporate
Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO and net loss attributable to Unitholders in our corporate segment for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
FFO	$(81)	$(105)	$(165)	$(213)
Net loss attributable to Unitholders	(70)	(77)	(300)	(214)

FFO was a loss of $(81) million (2019 - loss of $(105) million) and $(165) million (2019 - loss of $(213) million) for the three and six months ended June 30, 2020, respectively. Corporate FFO generally includes interest expense and general and administrative expense.

Interest expense for the three months ended June 30, 2020, totaled $56 million (2019 - $66 million), which reflects $36 million (2019 - $36 million) of interest expense on capital securities and $20 million (2019 - $30 million) of interest expense on our credit facilities and corporate bonds. For the six months ended June 30, 2020, interest expense totaled $116 million (2019 - $132 million), which reflects $73 million (2019 - $79 million) of interest expense on capital securities and $43 million (2019 - $53 million) of interest expense on our credit facilities and corporate bonds.

Another component of FFO is general and administrative expense, which, for the three months ended June 30, 2020 was $27 million (2019 - $42 million) and consists of $14 million (2019 - $23 million) of asset management fees, equity enhancement fees of nil (2019 - $3 million) and $13 million (2019 - $16 million) of other corporate costs. For the six months ended June 30, 2020 general and administrative expense was $53 million (2019 - $87 million) and consists of $28 million (2019 - $47 million) of asset management fees, equity enhancement fees of nil (2019 - $14 million) and $25 million (2019 - $26 million) of other corporate costs.

For the three and six months ended June 30, 2020, we also recorded an income tax benefit of $22 million and income tax benefit $25 million (2019 - income tax benefit of $61 million and income tax benefit of $60 million), respectively, allocated to the corporate segment related to the decrease of deferred tax liabilities of our holding companies and their subsidiaries. The benefit in the prior year related to a decrease of deferred tax liabilities of our holding companies and their subsidiaries.

Financial Position
The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Jun. 30, 2020	Dec. 31, 2019
Accounts receivable and other	$139	$86
Cash and cash equivalents	31	40
Total assets	170	126
Debt obligations	1,846	1,902
Capital securities	1,721	1,722
Deferred tax liabilities	34	101
Accounts payable and other liabilities	1,651	938
Preferred equity	699	420
Non-controlling interests	17	17
Equity attributable to Unitholders	$(5,798)	$(4,974)

The corporate balance sheet includes corporate debt and capital securities from our partnership. The decrease in equity attributable to Unitholders is primarily due to the current period net loss and distributions to Unitholders.

         During the first quarter of 2019, we issued $178 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at a coupon rate of 6.5% per annum, payable quarterly in arrears.

        During the third quarter of 2019, we issued $242 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at a coupon rate of 6.375% per annum, payable quarterly in arrears.

During the first quarter of 2020, we issued $279 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at a coupon rate of 5.75% per annum, payable quarterly in arrears.

In addition, as at June 30, 2020, we had $15 million (December 31, 2019 - $15 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Jun. 30, 2020	Dec. 31, 2019
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$580	$574
Series 2	24,000,000	6.50%	550	546
Series 3	24,000,000	6.75%	534	530
Brookfield Property Split Corp. Senior Preferred Shares:
Class A Series 1	842,534	5.25%	21	23
Class A Series 2	556,746	5.75%	10	13
Class A Series 3	790,982	5.00%	15	18
Class A Series 4	594,994	5.20%	11	18
Total capital securities - corporate			$1,721	$1,722

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net loss to net loss attributable to Unitholders for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Net loss	$(70)	$(77)	$(300)	$(214)
Net loss attributable to non-controlling interests	—	—	—	—
Net loss attributable to Unitholders	$(70)	$(77)	$(300)	$(214)

The following table reconciles Corporate net loss to FFO for the three and six months ended June 30, 2020 and 2019:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Net loss	$(70)	$(77)	$(300)	$(214)
Add (deduct):
Fair value (gains) losses, net	11	33	160	61
Income tax expense	(22)	(61)	(25)	(60)
Non-controlling interests in above items	—	—	—	—
FFO	$(81)	$(105)	$(165)	$(213)

LIQUIDITY AND CAPITAL RESOURCES
The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at June 30, 2020, capital totaled $100 billion (December 31, 2019 - $103 billion).
We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.
We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows. We anticipate certain planned divestitures may be delayed as a result of the global economic shutdown but do not anticipate execution risk that would have a material impact to our cashflows. Delays might be caused due to reduced business travel which could have an impact on physical touring of targeted assets for disposal.

The future impact of the shutdown on our level of liquidity is uncertain at this time. Measures undertaken by governments and companies around the world in our principal markets have resulted in the temporary closure of certain of our operating assets. The duration of such measures may impact our ability to collect rental income, particularly in our retail assets, and to generate hospitality revenue. The longer-term impact of the pandemic and resulting economic downturn could reduce demand for real estate and hospitality bookings, though we have begun to see some very modest recovery in certain of our hospitality assets.

Consequently, we are reviewing, and where appropriate adjusting, our current capital expenditure and financing assumptions on existing and future projects to reflect any potential shorter- and longer-term impact of the pandemic. Adjustments may include, but are not limited to, additional draws on existing development facilities, pursuing additional development facilities on certain projects, extension of payment terms to suppliers, and temporary cessation of additional construction work (and related incurrence of expenditures).

We are also reviewing contractual arrangements with our tenants to assess the rights and responsibilities of the partnership and our tenants in response to the impact of the measures undertaken by governments and/or tenants. Potential responses may include, but are not limited to, payment holidays / extension of payment terms from tenants, adjustments to the duration of leases, and renegotiation of lease terms.

We expect to be able to refinance the majority of debt obligations maturing in the near term or to exercise contractual extension options thereon. In certain instances, particularly where a property has been required to close temporarily, we plan to seek certain modifications to mortgages, including lease restructuring approvals and technical default waivers, and potentially interest deferrals on many loans until the property has reopened. Certain development assets with construction facilities in place will require development waivers subject to a protracted work stoppage.

In addition, certain debt obligations are subject to financial covenants. As a result, in the shorter-term, the shutdown may negatively impact our ability to meet such covenants. We are reviewing the financial covenants of each debt instrument and, where applicable, working with our lenders to address debt instruments which may potentially approach or breach covenant limits. Such adjustments may include, but are not limited to, adjustment to the covenant limits, interest payment holidays, and temporary suspension of covenant testing.

In order to maintain financial flexibility, we maintain capacity under credit facilities at BPY and certain subsidiaries. As at June 30, 2020, the available liquidity under such credit facility was $1,617 million. We believe we will be able to continue to borrow funds on these facilities from our lenders when and as required.

Our principal liquidity needs for the current year and for periods beyond include:
•Recurring expenses;
•Debt service requirements;
•Distributions to Unitholders;
•Capital expenditures deemed mandatory, including tenant improvements;
•Development costs not covered under construction loans;
•Unfunded committed capital to funds;
•Investing activities which could include:
◦Discretionary capital expenditures;
◦Property acquisitions;
◦Future developments; and
◦Repurchase of our units.
We plan to meet these liquidity needs by accessing our group-wide liquidity of $5,940 million at June 30, 2020 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Jun. 30, 2020	Dec. 31, 2019
Proportionate cash retained at subsidiaries	$1,461	$1,587
Proportionate availability under subsidiary credit facilities	2,794	4,058
Proportionate availability under construction facilities	1,685	1,236
Group-wide liquidity(1)	$5,940	$6,881
(1) This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

Subsequent to June 30, 2020 the board of directors approved the addition of certain subsidiaries of the partnership as borrowers to a credit facility under which such subsidiaries may borrow up to $500 million. The facility matures on April 13, 2022 and is guaranteed by Brookfield Asset Management. As at August 7, 2020, nil was drawn on this facility.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Jun. 30, 2020
Remainder of 2020	$4,021
2021	9,605
2022	3,735
2023	3,783
2024	7,576
2025 and thereafter	12,489
Deferred financing costs	(240)
Secured debt obligations	$40,969
Debt to capital ratio	55.3%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2020-2021, however, approximately 2% of our debt obligations represent non-recourse mortgages where we have suspended contractual payment, and are currently engaging in modification or restructuring discussions with the respective creditors. We are generally seeking relief given the circumstances resulting from the current economic slowdown, and may or may not be successful with these negotiations. If we are unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders. Currently, our debt to capital ratio is 55.3%. We expect to be able to decrease our debt to capital ratios from these levels through the repayment of capital securities, credit facilities and debt related to the acquisition of a further interest in our retail assets with cash flow generated in the business and raised from asset sales. In addition, we expect to improve other credit metrics through the benefit of additional earnings from the completion and stabilization of our active development pipeline. The timing of achieving these expectations may be delayed due to the impact of the global economic shutdown

        Our partnership’s operating subsidiaries are subject to limited financial covenants in respect of their corporate debt and are in compliance with all material covenants at June 30, 2020. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership.

        For the three and six month periods ended June 30, 2020 and 2019, the partnership made distributions to Unitholders of $313 million and $624 million (2019 - $315 million and $635 million), respectively. This compares to cash flow from operating activities of $838 million and $1,461 million for each period. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to Unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. Distributions made to Unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to Unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.
RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. In particular, in the near term, we expect to be impacted by the ongoing global economic shutdown, which has interrupted business activities and supply chains; disrupted travel; contributed to significant volatility in the financial markets, resulting in a general decline in equity prices and lower interest rates; impacted social conditions; and adversely impacted local, regional, national and international economic conditions, as well as the labor markets.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. As noted above, economic conditions have been impacted substantially by the global economic shutdown. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

The majority of our properties are located in North America, Europe and Australia, with a growing presence in South America and Asia. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. These risks may be exacerbated by the ongoing global economic shutdown. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants. In addition, our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect our revenues and cash flows.

As owners of office and retail properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

        For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2019 annual report on Form 20-F.

Public Health Risk
Our business could be materially adversely affected by the effects of the COVID-19 pandemic and the future outbreak of other highly infectious or contagious diseases. As a result of the rapid spread of COVID-19, many companies and various governments have imposed restrictions on business activity and travel which may continue and could expand. Business has slowed around the globe including in our hospitality, retail, student housing, triple-net lease, mixed-use and office businesses, and there can be no assurance that strategies to address potential disruptions in operations will mitigate the adverse impacts related to the outbreak. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of this coronavirus outbreak, including any responses to it, will be on the global economy, our company and our businesses or for how long disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and cannot be predicted, including new information which may emerge concerning the severity of this coronavirus and actions taken to contain the COVID-19 or its impact, among others. Such developments, depending on their nature, duration, and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.

We operate in industries or geographies impacted by COVID-19. Many of these are facing financial and operational hardships due to COVID-19 and responses to it. Adverse impacts on our business may include:
•a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant action;
•a slowdown in business activity may severely impact our tenants' businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to fund their business operations, meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;
•an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such lease will be executed;
•reduced economic activity could result in a prolonged recession, which could negatively impact consumer discretionary spending; and
•expected completion dates for our development and redevelopment projects may be subject to delay as a result of local economic conditions that may continue to be disrupted as a result of the COVID-19 pandemic.

If these and potential other disruptions caused by COVID-19 continue, our business could be materially adversely affected.

Credit Risk
        Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. The global economic shutdown has increased the risk in the near-term of our tenants’ ability to fulfill lease commitments, which has been materially impacted by retail store closures, quarantines and stay-at-home orders. Many of our tenants could declare bankruptcy or become insolvent and cease business operations as a result of prolonged mitigation efforts. Our retail and hospitality assets are experiencing the most immediate impact. Our office asset tenants, while facing hardships from stay-at-home orders, do not presently have as acute difficulty in fulfilling lease commitments in near-term, they could face increased difficulty if prolonged mitigation efforts material impact their business.

Government and government agencies comprise 7.6% of our Core Office segment tenant base and, as at June 30, 2020, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at June 30, 2020:

Tenant	Primary location	Credit rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AA+/AAA	7.6%
Morgan Stanley	NY/London	A-	2.7%
Barclays	London/Toronto/Calgary	BBB	2.1%
CIBC World Markets(3)	Calgary/Toronto/NY	AA	1.9%
Suncor Energy Inc.	Calgary	BBB+	1.8%
Bank of Montreal	Calgary/Toronto	AA	1.5%
Deloitte	Various	Not Rated	1.4%
EY	Various	Not Rated	1.4%
Cenovus	Calgary	BB	1.4%
Bank of America | Merrill Lynch	Various	A	1.3%
Total			23.1%
(1)From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2)Prior to considering the partnership’s interest in partially-owned properties.
(3)CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 940,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at June 30, 2020. The largest ten tenants in our portfolio accounted for approximately 21% of minimum rents, tenant recoveries and other.

Tenant	Primary Brands	Exposure (%)(1)
L Brands, Inc	Victoria's Secret, Bath & Body Works, PINK	3.7%
LVMH	Louis Vuitton, Sephora, Fendi, Bulgari, Dior, Tag Heuer	2.9%
Foot Locker, Inc	Footlocker, Champs Sports, Footaction USA, House of Hoops	2.9%
The Gap, Inc	Gap, Banana Republic, Old Navy, Athleta	2.2%
American Eagle Outfitters, Inc	American Eagle Outfitters, Aerie	1.7%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.6%
Forever 21 Retail, Inc	Forever 21	1.6%
Ascena Retail Group	Ann Taylor, Loft, Justice, Lane Bryant	1.5%
Abercrombie & Fitch Stores, Inc	Abercrombie, Abercrombie & Fitch, Hollister	1.5%
Express, Inc	Express, Express Men, Express Factory	1.4%
Total		21.0%
(1)  Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
        Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. Due to the global economic shutdown, we may experience an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such leases will be executed could be impacted. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 7.7% of our Core Office and Core Retail leases mature annually up to 2024. Our Core Office and Core Retail leases has a weighted average remaining lease life of approximately 7.1 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our Core Office and Core Retail portfolios at June 30, 2020, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2020	2021	2022	2023	2024	2025	2026	2027 and beyond	Total
Core Office	5,973	1,066	3,239	5,143	3,955	4,064	4,754	4,367	44,676	77,237
Total % expiring	7.7%	1.4%	4.2%	6.7%	5.1%	5.3%	6.2%	5.7%	57.7%	100.0%
Core Retail(1)	2,961	3,071	5,957	6,316	5,709	6,999	4,978	3,967	13,941	53,899
Total % expiring	5.3%	5.7%	11.1%	11.7%	10.6%	13.0%	9.2%	7.4%	26.0%	100.0%
(1)Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

Tax Risk
        We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

Environmental Risk
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any material pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a material adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk
Real estate is relatively illiquid and may be even more illiquid in the context of the global economic shutdown. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of over six years.

Insurance Risk
Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates. We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

Interest Rate and Financing Risk
We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. This risk may be increased as a result of disrupted market conditions resulting from the global economic shutdown. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year and to maintain relationships with a large number of lenders to limit exposure to any one counterparty.

Approximately 44% of our outstanding debt obligations at June 30, 2020 are floating rate debt compared to 45% at December 31, 2019. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $247 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $20 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At June 30, 2020, our consolidated debt to capitalization was 55% (December 31, 2019 – 54%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the six months ended June 30, 2020, approximately 30% of our assets and 26% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

The global economic shutdown has impacted business across the globe and we are monitoring its impact on our business. While it is difficult to predict how significant the impact will be, our business is highly resilient in some of the most critical sectors in the world and has a robust balance sheet with a strong investment grade rating.

There have been no other material changes to our financial risk exposure or risk management activities since December 31, 2019. Please refer to Note 35, Financial Instruments in our December 31, 2019 annual report on Form 20-F for a detailed description of our financial risk exposure and risk management activities.

Interest Rate Hedging
The following table provides our outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of June 30, 2020 and December 31, 2019:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2020	Interest rate caps of US$ LIBOR debt	$7,187	3.0% - 5.5%	Jul. 2020 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,719	1.0% - 2.6%	Oct. 2020 - Feb. 2024	(135)
	Interest rate caps of £ LIBOR debt	2,899	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate caps of € EURIBOR debt	110	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	177	3.0%	Oct. 2020 - Oct. 2022	—
	Interest rate swaps of AUD BBSW/BBSY debt	401	0.8% - 1.6%	Apr. 2023 - Apr. 2024	(10)
	Cross currency swaps of C$ LIBOR Debt	250	4.1% - 4.9%	Oct. 2021 - Jul. 2023	(12)
Dec. 31, 2019	Interest rate caps of US$ LIBOR debt	$7,774	2.7% - 6.0%	May. 2020 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,877	1.4% - 2.7%	Feb. 2020 - Feb. 2024	(57)
	Interest rate caps of £ LIBOR debt	3,096	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate swaps of £ LIBOR debt	74	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	109	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	184	3.0%	Oct. 2020 - Oct. 2022	—
	Cross currency swaps of C$ LIBOR Debt	600	4.3% - 5.0%	Oct. 2021 - Mar. 2024	(95)

        For the three and six months ended June 30, 2020, the amount of hedge ineffectiveness recorded in earnings in connection with our interest rate hedging activities was nil and nil (2019 - nil and $2 million).

Foreign Currency Hedging
The following table provides our outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of June 30, 2020 and December 31, 2019:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Jun. 30, 2020	Net investment hedges		€121	€0.87/$ - €0.91/$	Jul. 2020 - Sep. 2021	$1
	Net investment hedges		£187	£0.77/$ - £0.85/$	Dec. 2020 - Mar. 2023	43
	Net investment hedges	A$	151	A$1.44/$ - A$1.46/$	Jul. 2020 - Sep. 2021	5
	Net investment hedges	C¥	1,024	C¥6.97/$ - C¥7.22/$	Dec. 2020 - Jun. 2021	1
	Net investment hedges	C$	167	C$1.36/$ - C$1.36/$	Sep. 2020 - Sep. 2020	—
	Net investment hedges	₩	720,095	₩1,149.50/$ - ₩1,217.90/$	Dec. 2020 - Jun. 2021	1
	Net investment hedges		£82	£0.89/€ - £0.93/€	Apr. 2021 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	1,650	C$0.81/$ - C$1.70/$	Oct. 2021 - Jan. 2027	(47)
Dec. 31, 2019	Net investment hedges		€245	€0.85/$ - €0.91/$	Mar. 2020 - Jul. 2020	$7
	Net investment hedges		£2,444	£0.74/$ - £0.85/$	Jan. 2020 - Sep. 2021	(247)
	Net investment hedges	A$	238	A$1.38/$ - A$1.48/$	Mar. 2020 - Mar. 2021	(5)
	Net investment hedges	C¥	962	C¥6.75/$ - C¥7.16/$	Apr. 2020 - Jun. 2021	—
	Net investment hedges	C$	355	C$1.31/$ - C$1.33/$	Jun. 2020 - Sep. 2021	—
	Net investment hedges	R$	1,582	R$4.16/$ - R$4.16/$	Jun. 2020 - Jun. 2020	(10)
	Net investment hedges	₩	720,095	₩1,149.50/$ - ₩1,174.30/$	Mar. 2020 - Mar. 2021	(7)
	Net investment hedges	Rs	—	Rs71.78/$ - Rs73.01/$	Mar. 2020 - Apr. 2020	—
	Net investment hedges		£77	£0.88/€ - £0.93/€	Jan. 2020 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(8)

        For the three and six months ended June 30, 2020, the amount of hedge ineffectiveness recorded in earnings in connection with the our interest rate hedging activities was not significant.

Other Derivatives

        The following table presents details of our derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of June 30, 2020 and December 31, 2019:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2020	Interest rate caps	$5,939	3.0% - 5.0%	Aug. 2020 - Feb. 2027	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	2.7% - 6.4%	Jun. 2021 - Jun. 2032	(344)
	Interest rate swaps of US$ debt	2,001	0.8% - 4.6%	Nov. 2020 - Mar. 2024	(44)
	Interest rate swaptions	800	2.0%	Oct. 2030 - Mar. 2031	1
Dec. 31, 2019	Interest rate caps	$5,663	2.5% - 5.0%	Mar. 2020 - Nov. 2021	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	1.1% - 6.4%	Jun. 2020 - Sep. 2031	(149)
	Interest rate swaps of US$ debt	2,003	1.7% - 4.6%	Nov. 2020 - Sep. 2023	(14)

        For the three and six months ended June 30, 2020, the partnership recognized fair value losses, net of approximately $(2) million and $(54) million (2019 - losses of $(63) million and $(93) million), respectively, related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

RELATED PARTIES
        In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

        We have a management agreement with our service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, we pay a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

        The base management fee for the three and six months ended June 30, 2020 was $14 million (2019 - $23 million) and $28 million (2019 - $47 million), respectively. The equity enhancement distribution was nil (2019 - $3 million) and nil (2019 - $14 million), respectively.

In connection with the issuance of preferred equity units of the operating partnership (“Preferred Equity Units”) to a third party in the fourth quarter of 2014, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from such investor for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Jun. 30, 2020	Dec. 31, 2019
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	(69)	(81)
Loans and notes receivable	74	102
Receivables and other assets	57	17
Deposit and promissory note from Brookfield Asset Management	(730)	—
Loans and notes payable and other liabilities	(296)	(196)
Preferred shares held by Brookfield Asset Management	(15)	(15)

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Transactions with related parties:
Commercial property revenue(1)	$8	$7	$15	$13
Management fee income	15	8	25	16
Participating loan interests (including fair value gains, net)	—	39	—	48
Interest expense on debt obligations	2	13	9	29
Interest on capital securities held by Brookfield Asset Management	—	1	—	8
General and administrative expense(2)	35	37	73	87
Construction costs(3)	110	60	228	262
Incentive fees	1	—	7	—
(1) Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.
(2) Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private fund investments, and administrative services.
(3) Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Prior to the end of the first quarter, the global economic shutdown prompted certain responses from global government authorities across the various geographies in which the partnership owns and operates investment properties. Such responses, have included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions have had a significant adverse impact on consumer spending and demand in the near term. These negative economic indicators, restrictions and closure have created significant estimation uncertainty in the determination of the fair value of investment properties as of June 30, 2020. Specifically, while discount and capitalization rates are inherently uncertain, there has been an absence of recently observed market transactions across the partnership’s geographies to support changes in such rates which is a key input into the determination of fair value. In addition, the partnership has had to make assumptions with respect to the length and severity of these restrictions and closures as well as the viability of our tenants in consideration of any credit reserves that should be applied based on deemed tenant risk and the recovery period in estimating the impact and timing of future cash flows generated from investment properties and used in the discounted cash flow model used to determine fair value. As a result of this material estimation uncertainty there is a risk that the assumptions used to determine fair value as of June 30, 2020 may result in a material adjustment to the fair value of investment properties in future reporting periods as more information becomes available.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2, Summary of Significant Accounting Policies to the December 31, 2019 consolidated financial statements and Note 2c, Summary of Significant Accounting Policies: Adoption of Accounting Standards of the Financial Statements.

TREND INFORMATION
We seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. However, our future results may be impacted by risks associated with the global pandemic caused by a novel strain of coronavirus, COVID-19, and the related reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns. In addition, we expect to face a meaningful amount of lease rollover in 2020 and 2021, which may restrain FFO growth from this part of our portfolio in the near future. Our belief is as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

Transaction activity continues to be high and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

We continue to make progress on our development pipeline, using our expertise to not only build new Class A core assets but also to reposition and redevelop existing assets in our various other sectors, particularly in retail and hospitality, where we believe we can add value and drive higher returns.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the six months ended June 30, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic shutdown. We are continually monitoring and assessing the shutdown on our internal controls to minimize the impact on their design and operating effectiveness.

Corporate Information

CORPORATE PROFILE
        Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $85 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio of premier office and retail assets, as well as multifamily, triple net lease, logistics, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq Stock Market and Toronto Stock Exchange. Further information is available at bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $540 billion in assets under management.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Senior Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, AST Trust Company, as listed below.

AST TRUST COMPANY (Canada)
By mail:   P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:   (416) 682-3860; (800) 387-0825
Fax:   (888) 249-6189
E-mail:   inquiries@astfinancial.com
Web site:  www.astfinancial.com/ca

COMMUNICATIONS
We strive to keep our Unitholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, supplementary information and unit and distribution information as well as summary information on the partnership.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and Unitholders to ensure that accurate information is available to investors.